FoxWayne Enterprises Acquisition Corp.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

January 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	FoxWayne Enterprises Acquisition Corp.
Registration Statement on Form S-1 Filed December 9, 2020, as amended File No. 333- 251203

Dear Ms. Timmons-Pierce:

On January 12, 2021, FoxWayne Enterprises Acquisition Corp. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (eastern time) on January 14, 2021, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Robb Knie
Robb Knie
Chief Executive Officer

cc:	Sheppard, Mullin, Richter & Hampton LLP